UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  FORM 10-SB/A
                                  AMENDMENT 1

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(g)
                     of the Securities Exchange Act of 1934

                          CROWN INTERNATIONAL , INC./FL
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

           FLORIDA                                      65-0716874
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

80 Richmond St. West , Suite 1604
Toronto  ,  Ontario  Canada                                     M5H-2A4
--------------------------------------                        ----------
(Address of principal executive offices)                      (Zip Code)


                        Issuer's Telephone: 416-866-8213
                   ------------------------------------------

           Securities to be registered under Section 12(g) of the Act:

Title of each class                       Name of each exchange on which each
to be so registered                       Class  is  to  be  registered
------------------------                  --------------------------------------

                                    - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

PART  I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

     ITEM  1.  DESCRIPTION  OF  BUSINESS . . . . . . . . . . . . . . . . . . . 1

     ITEM  2.  PLAN  OF  OPERATION . . . . . . . . . . . . . . . . . . . . . . 9

     ITEM  3.  DESCRIPTION  OF  PROPERTY . . . . . . . . . . . . . . . . . . .10

     ITEM  4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                     OWNERS AND MANAGEMENT . . . . . . . . . . . . . . . . . .10

     ITEM  5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                     AND  CONTROL  PERSONS . . . . . . . . . . . . . . . . . .11

     ITEM  6.  EXECUTIVE  COMPENSATION . . . . . . . . . . . . . . . . . . . .13

     ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED
                     TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . 14

     ITEM  8.  DESCRIPTION  OF  SECURITIES . . . . . . . . . . . . . . . . . .14

PART  II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

     ITEM  1.  MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE
               REGISTRANT'S  COMMON  EQUITY  AND  RELATED
               STOCKHOLDER  MATTERS . . . . . . . . . . . . . . . . . . . . . 15

     ITEM  2.  LEGAL  PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . 15

     ITEM  3.  CHANGES IN AND DISAGREEMENTS WITH
                     ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . .15

     ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES . . . . . . . . . .15

     ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS . . . . . . . . .15

PART  F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

     FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .16

PART  III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

     ITEM  1.  INDEX  TO  EXHIBITS . . . . . . . . . . . . . . . . . . . . . .17

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17

PART  I
-------

ITEM  1.  DESCRIPTION  OF  BUSINESS
-----------------------------------

     The filing of this Form 10-SB/A by the issuer, Crown International, Inc., is a voluntary filing approved by the Board of Directors.

     The purpose of this filing is to qualify for a listing of the issuer's common stock on the OTC Bulletin Board (OTCBB). Under a certain eligibility Rule implemented by the NASDAQ in June, 2000, a company cannot be an eligible issuer on the OTCBB unless that company is fully registered and current in reporting obligations to the SEC.


(a)  BUSINESS  DEVELOPMENT
--------------------------

     Crown International Inc. (the "Company") was incorporated on December 6th, 1996 under the laws of the State of Florida under the name of Crown International Inc. See Exhibit 3.1 at Page E-5. The Bylaws of the Company are included as Exhibit 3.2 Page E-10. From the date of its corporation to 31 March 2000, the only activity undertaken by the Company was on November 5th, 1999 where the Company entered in to a Bill of Sale with Greatway Global Communications Corp. (identified hereinafter as "Greatway") an Ontario, Canada Corporation. See Exhibit 2 Page E-1. This Bill of Sale provided as follows:

     (1) Greatway transferred all of its intellectual property and assets to Crown International Inc. (Florida)

     (2) Greatway agreed to sell all of its assets to Crown International Inc. (Florida) in exchange for receiving 2,000,000 shares of Crown International Inc. (Florida).

     (3) The Agreement was completed November 5th ,1999 and 2,000,000 shares of Crown International Inc. (Florida) were subsequently issued to Greatway. All shares as issued have restrictive legends under Rule 144 of the Securities Act of 1933 as amended. The Company presently operates the business hereinafter described and other than the asset purchase the Company has had no separate business activities since its formation to the current date. The Company is in good standing in the State of Florida.

     Greatway is a predecessor of the Company, based upon the definition of "Predecessor" in Regulation (Section)240.12b-2 (Rule 12b-2), under the Securities Exchange Act of 1934, as amended. Accordingly, the developments of Greatway during the last three years is as follows:

     (1) Greatway Global Communications Corp. was formed as a Corporation under the laws of Ontario, Canada on October 6, 1997.

     (2) Greatway is a corporation in good standing under the laws of Ontario, Canada as of the date of this filing.

     (3) As described above, Greatway, on November 5, 1999 sold all of its assets to Crown International, Inc. under an Agreement. See Exhibit 2, Page E1.

(b)  BUSINESS  OF  ISSUER
-------------------------

GENERAL
-------

    The Company intends to rent to its customers an item of electronic equipment, having dimensions of 19" wide by 19" deep by 4" thick, and being a server which is a computer with which other computers over a network can request and receive information; which server will contain the Company's software that is designed to permit its users to interact simultaneously and work with and make changes on content or data files (audio, video, text, graphics, animation and design )with other users having their own similar server regardless of their geographic location ( herein referred to as the "Box" ). In addition, the Box allows its users to manage, store and catalogue (archive) such content or data files. All changes to content are made effective immediately. For example the animation can be produced in Paris, design in New Zealand, video filming in Hong Kong, voice over in Toronto and Director in New York - with the advertising agency and client elsewhere.

(1)  PRINCIPAL  PRODUCTS  OR  SERVICES  AND  THEIR  MARKETS:
------------------------------------------------------------

     a)  PRINCIPAL  PRODUCTS  OR  SERVICES
     -------------------------------------

          The Company's principal Product is the Box as described in "General" above and will be marketed as the "GlobeLink Box". Further features are:

          One Box is selected as the Master Box to contain all of a project's content or data files, thereby enabling the other Boxes linked to it to centralize the management, storage and organization of the content or data files and to be able to access or work on any files at any time.

          Users are able to set file status codes, send messages, update files, retrieve files, set permissions on files, and create their own "mediafile" categories. The Box allows clients to preview files without coming into the studio. Using the Company's data delivery technologies they are able to preview media formats directly from the central server (Box). This saves having to convert media files to standard streaming (or delivery) formats (i.e. RealAudio). This allows studios to get client approval of their projects in a timely and efficient manner.

     System Architecture: The Company's cross platform solution to multimedia collaboration means that the Company's system works on all major computer operating systems such as Microsoft's Windows, UNIX, Linux, Macintosh and Sun and it is designed to integrate into any studio environment. The Company's architecture for the Box allows it to be shipped pre-configured to customers, thereby reducing the time for setup procedures at the customer's site. These Boxes will be linked by a variety of the more commonly used commercial transmission lines having a wide range of speeds and capacity to create a network for interaction of various functions and tasks required in the production of content in the film, recording and advertising sectors. The Company's Business Model involves the rental of fully configured computer servers (the Box), containing the Company's software, at various client sites. As part of the rental or subscription service , each Box will be upgraded remotely by the Company transferring over the network to customer's Boxes the upgrades as enhancements are released. The box will be rented in two versions.

          (1) The Master Box - is intended for the prime production house and will contain all versions of data files in a project. It is currently the Company's intention to physically locate the Master Box at an internet service provider so as to maximize the speed and delivery of the data to all participants in the Project.

     (2) The Client Box - will be located at the premises of sub contractors such as animators, sound recording, film, graphic designers, editors, advertising agencies and their clients.

     The numerical ratio of Client to Master box is industry dependent. In a typical advertising environment the Master/Client ratio will be 15 to 1 whereas audio and film production situations can expect a 5 to 1 ratio. Because the Box was developed with studio industry partners, participants and facilities, the Box is intended to be user friendly and industry specific.

b)  MARKETS
-----------
MARKET  SEGMENTATION
--------------------

     The Company, initially, plans to market the Box to studios and production facilities , world-wide , primarily in the advertising , film and recording sectors. Projects where many functions and tasks in diverse locations must work together to produce the final product (voice, video, sound, animation, graphics, editing and post production facilities, webcasters and so forth) and must form a network to produce final product. In the opinion of Management of the Company, based upon studios consulted and those who directly participated in the development of the Box, that while the market place offers various single functions or data exchanges, the Company is providing multi function and task collaboration so that all functions in whatever location can collaborate or work together at the same time or "efficient" time on the same project or data files.

     The market place is world-wide because of the interaction of facilities in various parts of the world. For example the animation can be produced in Paris, design in New Zealand, video filming in Hong Kong, voice over in Toronto and Director in New York - with the advertising agency and client elsewhere. In addition one Company, for example, an animation house - may have numerous facilities worldwide and could use the Company's Boxes to link projects and people and facilities.

(c)  OTHER
----------
DEVELOPMENT  HISTORY
--------------------

     Greatway's technology had its origins in a Research Laboratory setting, in Ottawa, Canada, including the Communications Research Center, Ottawa Carleton Research Institute, and Canarie (Canadian Network For Advancement of Research, Industry and Education). Subsequently with the help and input of profit making production studios, Greatway commercialized its technology and had its technology tested in a live production studio environment. On November 5, 1999, as aforesaid, Greatway transferred all its property to the Company.

INDUSTRY  PARTICIPANTS
----------------------
     Between 1995 and 2000 Greatway benefited greatly from the participation of the following leading production studios -

          *    well  known  Hollywood  studio

          *    Mid  market  North  American  studio  chain

          *    fully  diversified  Canadian  studio

          *    small,  sophisticated  studio  dealing  in  animation

          *    Toronto  studio  dealing  globally

     Since November 1999, the Company is now positioned to take its technologies and products to the commercial world, starting with a select number of customers in North America and Europe. These customers would be studios that perform various functions such as video, sound, animation, design and graphics.

     To accommodate this market place as an affordable entry level product the Company's Box will provide a fully functional, self contained solution to facilitate working together from different geographic locations in the audio and video recording industry. The Company's principal and initial product, the Box, allows geographically separated production facilities to work together without the need to courier tapes, disks and other media format of media across continents and oceans. The agency and client also have viewing access to the project at whatever time they select.

     In addition to the Company's software allowing users to interact, the Company has incorporated its own asset management system that allows any production house in the network of users of the Box to track changes and synchronize the activity of a project and to store all versions of various files.

     Although the market place offers video streaming (delivery) and exchange (see competition) the Company's market niche is collaboration or working together at the same time, and an integrated process offering multi functions and multi task to work at the same time or efficient time. A master file for working together will be located in the Master Box and can be accessed and worked upon remotely from Client Boxes in various locations. The master file remains up to date and current in the Master Box. For high speed applications the Company has developed a relationship with a major global Telco, as evidenced by the Letter of Intent contained in Exhibit 10, Page E-30.

BUSINESS  APPLICATIONS  OF  TECHNOLOGY
--------------------------------------

     The Company's technology can be used in a wide variety of applications. The company plans to bring these to market in a specific order, to maximize the return on investment and streamline the development effort. Over the period covered by its business plan, the Company will market its technology in the following order:

     (1) "GlobeLink Box" - as described above, allows geographically separated production facilities to work together without the need to courier tapes, disks and other forms of media across continents and oceans.

     (2) Broadband on Demand - where high data capacity transmission lines like fiber optic can be used and paid for as required by the customer and is to be marketed to telephone companies and internet service providers. This facilitates the dissemination of audio and video as required by using the Company's "hub" ( a box with large storage capacity) which will receive, store and transfer data files from various locations within a local region
     (city) and make those files available to other locations throughout the world.

     (3) Virtual Private Networks - for multi location corporations - enables working together at the same time on files from various remote locations. The Company's project management software provides version control to be time stamped of changes being made by each participant. Version control is where each version of a data file on which work has been performed is saved and catalogued.

     (4) Broadband Content Providers (Content providers requiring high data capacity transmission lines) - not only allows the streaming (delivery) of quality audio and video over the internet, but also creates a newly enriched experience because the Company's technology includes the ability to :

          *    use  multiple  pictures  on  the  same  screen

          *    display  full  motion  video

          *    interactive  video  conferencing

          *    initialization (initiate a session from a remote location)

     (5) Distance Training/Education (Teacher or Instructor from one location providing a course over the Internet to multiple remote locations) - the Company's software allows the delivery of high resolution detail, thereby enhancing the training material and minimizing the communication costs.

(2)  DISTRIBUTION  METHODS  OF  THE  PRODUCTS  OR  SERVICE
----------------------------------------------------------

          Current Situation: Currently when people in diverse locations wish to collaborate or work together or share a common data file, in many instances, they must exchange data and work together by couriers and personal travel. Very time consuming and expensive and disruptive to the creative or efficient use of time. The Company's Box will allow geographically separated production facilities to work simultaneously without the need to courier tapes, disks and other media format across continents and oceans or without the need for personal attendance. Also an agency and client can view and access the project at the same time or on an efficient time basis.

     SERVICE  DESCRIPTION

          As previously stated, the Company's technology and capability will provide the market place with the ability of different locations to work together whereby time and money can be saved. By placing the Company's Box into the site of each participant in a project, the participants can work together on the same data file at the same time or efficient time. Because the Company's Box was developed within the studio environment and with the guidance of studio participants, the Company's box contains the features , functions and technological compatibilities to provide an industry specific solution that to the user is "plug and play" and user friendly. Accordingly, the Company feels confident that any conservative or technophobic resistance can be overcome. Also with the prevalence of various transmission lines having a wide range of speeds and capacity, the Box should be widely available for use.

          Through use and visibility among industry participants a network should evolve. Also as a result of user feedback and our own studio partners, updates and enhancements will regularly be provided to users/customers as part of their rental/subscription fee. The Company's industry inquiries has determined that the rental fee is very affordable within the studio context.


(3)  STATUS  OF  ANY  PUBLICLY  ANNOUNCED  NEW  PRODUCT  OR  SERVICE:
---------------------------------------------------------------------
          The  company  has  not  publicly  announced  its  product  or service.

(4)  COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS ISSUER'S COMPETITIVE
--------------------------------------------------------------------------------
POSITION  IN  THE  INDUSTRY  AND  METHODS  OF  COMPETITION:
-----------------------------------------------------------
     a)   GENERAL
     ------------
          The Company's Box is intended to save time and money for studios that presently work together and share data files by using couriers and personal travel. Presently some products enable users to share a document on line - the so called electronic white board. For example, DataBeam Corp., a subsidiary of Lotus/IBM, claims to be the "leading developer of real time collaboration and training technologies" ( Real time collaboration generally refers to working together at the same time). However, Company Management is of the view that neither DataBeam nor any other current offerings allow for working together and making changes on a project at the same time and combining various functions and tasks.

          Management of the Company is not aware of another collaborative (working together) video and/or audio product or even the intention to develop a solution in this area. The Company's Management feel the Company should have a competitive advantage because they have worked closely with production studios - thereby being able to concurrently develop their software and product with features and functions used in a studio environment.

          Management of the Company has concluded from its marketplace research that while there are a number of companies offering exchange and sharing of content files, their products do not enable users to work together at the same time and make changes from different geographic places. What they do provide is high performance videoconferencing solutions for applications such as - telemedicine, distance learning, executive conferences, manufacturing, and other motion-intensive applications. These are one way broadcasts that deliver audio and/or video.

          The Company's Management believes that they are at the forefront in the area of working together. The technologies were developed in a studio environment, not in a University based research laboratory.


     b)   BARRIERS  TO  ENTRY
     ------------------------
          The most significant barrier to entry is the need for any potential competitor to have in-house software engineers that have the requisite technical skills coupled with a detailed understanding of how the modern production studio operates. Over the last five years the Company has worked closely with studio people and facilities in order to determine their needs and functions.

          A second, but no less significant barrier to entry is the need for access to a high-speed network and production studio environment in order to develop and test the software during the development process. The Canarie Project provided the sandbox environment needed to develop the Company's technology. Canarie (The Canadian Network For The Advancement of Research, Industry & Education) is a research and development network in Canada. The Company's technology and capabilities were demonstrated over the Canarie Fiber Optic Network by linking a commercial studio(Ottawa), Bell Lab Centennial College (Toronto), Multi-Media Lab at St. Clair College (Windsor) and Multi-Media Lab at Capilano College (Vancouver). This Project enabled students and teachers in geographically dispersed locations to work together on the same file and produce advanced multi media material. The linking allowed the end product(s) to be catalogued and tracked accurately so that it could be efficiently shared by others. This Project was undertaken between the fall of 1998 and June 1999 and thereafter Greatway and the Company adapted the technologies to common commercial transmission lines having a wide range of speeds and capacity and developed uses, and functions and software compatibilities required by the Studio Industry, all of which has been embodied into the Company's Box.

          The third barrier to entry is the technophobic, conservative nature of some participants in the production studio industry. The Company is well aware of the need to include visible sites and users for its Box. Therefore, the Company has regularly consulted with studio owners and participants who have not only provided significant input concerning the features needed, but who are also candidates to use the "Box" in the initial roll out. The result is a "plug and play" solution that is technologically simple to the user.

          Marketplace research undertaken by the Company's Management indicates in the opinion of Management that various functions, in whole or in part, exist in the marketplace. For example, tel-video conferencing (AT&T, Lucent, Sprint); Video exchange or sharing (SGI - Telestream - Microsoft - Pixstream - Kasenna); editing and distribution (Box); editing and visual effects (Discreet Logic); video streaming (Quicktime and Real Networks). The Company's Management view the foregoing as single or limited functions whereas the Company Box is an integrated process for multi tasks and functions to enable real or efficient time working together using features , functions and compatibilities required by production facilities in the film, entertainment, recording and advertising sector.

     c)  ADVERTISING  AND  PROMOTION
     -------------------------------

          The  Company is following a number of approaches to promoting the box.

          a) The Company's technology and business model has been developed with the assistance of numerous industry partners and participants. Initially the Company will solicit the support of key participants to use the Boxes for their projects and will thereby act as natural references. Accordingly from these world wide contacts a Global network of studios will evolve and form the initial customer base or "Critical Mass" and act as the springboard for future Global sales.

          b) The Company will assign a Relationship Manager (salesperson) to each studio facility to assist in the sale.

          c) The Company plans to retain a third party company to package the Box and develop promotional material.

          d) Presently the Company is developing a Website solely for the purpose of Promoting and marketing the Box.

(5)  SOURCES  AND  AVAILABILITY  OF  RAW  MATERIALS  AND  THE NAMES OF PRINCIPAL
--------------------------------------------------------------------------------
SUPPLIERS:
----------
          The principal component of the Box is a server which is readily available in the marketplace, the most favored presently by Management of the Company is that supplied by VALinux. In addition certain readily available software is also incorporated into the Box. The Company's software together with strong security is integrated very simply into the foregoing.

(6)  DEPENDENCE  ON  ONE  OR  A  FEW  MAJOR  CUSTOMERS:
-------------------------------------------------------
          The Company does not depend on any one or a few major customers but rather upon the General global Marketplace of production facilities (studios).

(7)  PATENTS,  TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS
--------------------------------------------------------------------------------
OR  LABOR  CONTRACTS,  INCLUDING  DURATION:
-------------------------------------------
          The Company does not hold any patents, trademarks nor licenses. The Company acquired all of the intellectual property of Greatway, which property included its network architecture, source codes and software codes for its software and designs and its software architecture.

(8)  NEED  FOR  ANY  GOVERNMENT  APPROVAL  OF  PRINCIPAL  PRODUCTS  OR SERVICES:
--------------------------------------------------------------------------------
          At this time there is no required government approval of the products and services offered . Further, there are no direct governmental regulations that impact the business operations.

(9)  EFFECT  OF  EXISTING  OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS:
--------------------------------------------------------------------------------
          Not  applicable  -  see  (8)  above.

(10)  ESTIMATE  OF  THE AMOUNT SPENT DURING EACH OF THE LAST TWO FISCAL YEARS ON
--------------------------------------------------------------------------------
RESEARCH  AND  DEVELOPMENT ACTIVITIES, AND IF APPLICABLE THE EXTENT TO WHICH THE
--------------------------------------------------------------------------------
COST  OF  SUCH  ACTIVITIES  ARE  BORNE  DIRECTLY  BY  CUSTOMERS:
----------------------------------------------------------------
          To date the Company and Greatway has expended approximately $1 million since 1997 to develop the technologies and Business Model and relationships. Also the Company has benefited from Government or Institutional facilities and experts some of which have been herein before noted. None of the Company's research activities were borne directly by its customers. Research and Development is a significant activity of the Company and is driven by user and industry requirements, both present and contemplated. Because of the Company's past the Company has many relationships world wide on which it can draw.

(11)  COSTS  AND  EFFECTS  OF COMPLIANCE WITH ENVIRONMENTAL LAWS (FEDERAL, STATE
--------------------------------------------------------------------------------
AND  LOCAL):
------------
          There are no costs and effects of compliance with any environmental laws.

(12)  NUMBER  OF  TOTAL  EMPLOYEES  AND  NUMBER  OF  FULL  TIME  EMPLOYEES:
---------------------------------------------------------------------------

          The  Company  has  no  employees  at  the  present  time.

ITEM  2.  PLAN  OF  OPERATION
-----------------------------

     Presently the Company has linked 6 of its Boxes in the Toronto, Canada area. One Box each at the following locations: Its Office in Downtown Toronto, Studio Partner in Midtown Toronto, its lab in the residence of its Chief Scientist in Toronto, its lab in the residence of another scientist west of Toronto. Three different transmission lines using different speeds and capacities are involved. In addition, the Company will be installing its Box in another studio in Downtown Toronto and into an Internet Service Provider's facility in Toronto that utilizes a wide range of transmission lines including fiber optic , before the end of January , 2001 .

      Daily, using typical industry content, the software is tested for stability and dependability. Features of the Box are frozen. In March, 2001, the Company plans to market the Box, initially to the Studio Partner's contacts, then to the Company's contact and finally to the marketplace at large.

     Anticipated rental income from the Master Box is $2,000.00 monthly and from the Client Box $500.00 monthly. After an initial ramp-up period of up to 6 months, the Company expects during the next six month period to rent 2 Master
/Client Box combinations (1 Master & 9 Client) per week. Over this second six month period the monthly revenue is anticipated to average $182,000.00.
Resulting  in  gross  revenue  for  this  six  month  period  of  $1,092,000.00.

     During the second 6 month period operating costs are anticipated to average $50,000.00 monthly and rental costs to average $65,000.00 monthly. The Company plans to fund the rental of the Boxes by developing a relationship with a Financial third party, presently Vernon Technology, that would fund the servers and share in the rental revenue stream and whose Corporate structure would provide Administrative support as part of their contribution.

     To date the Company has been funded from shareholders advances and advances from Macwin Investments Inc. , an Ontario, Canada Corporation owned by Lorna Irwin , spouse of Company Director, Alan Irwin. The Company anticipates meeting its cash requirement for the next 6 month period from Shareholder advances, and for the following 6 month period with a private placement for at least $300,000 pursuant to exemption provided by Rule 506 of Regulation D as published by the Securities and Exchange Commission.

     Further, the Company plans to raise $2,000,000 under Rule 506 for the purposes of adapting its technology to other uses and sectors and for the marketing thereof and to fund further Research and Development for its technologies and applications, all of which are optional.

          (a) In the opinion of Management, that in the event that the Company is not able to raise all or part of the anticipated $2,000,000, the Company will defer future Research and Development expenditures and delay non critical expenditures. In the opinion of Management such actions, should they become necessary will not interfere with the day to day operations of the Company.

          (b) The Company's priority is the rental of the Boxes which are not dependent upon the $2,000,000 placement. The Company has the ability to fund operations for twelve months due to minimum expenditures of administrative and operating costs regardless of the funding it intends to obtain from the private placements.

ITEM  3.  DESCRIPTION  OF  PROPERTY
-----------------------------------

     The  Company  leases  premises  at  80  Richmond  St.  West,  Suite  1604
Toronto, Ontario Canada on a month to month basis. The company owns no real property.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT
-------------------------------------------------------------------------------

(a)   SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS
   -------------------------------------------------------

       The following persons (including any group as defined in Regulation S-B, Section 228.403) are known to the Company, as the issuer, to be the beneficial owner of more than five percent of any class of the said issuer's voting securities:

                            Name and               Amount and
                            Address of             Nature of
Title of                    Beneficial             Beneficial   Percentage
Class                       Owner                  Owner        of Class
---------------------------------------------------------------------------
Common                      Brigand Capital Corp.     500,300       17.23
                            120 Adelaide St. W.,
                            Toronto, Ontario
                            M5H 1T1

Common                      Greatway Global         2,000,000       68.87
                            Communications Corp.
                            80 Richmond St. W.,
                            Toronto, Ontario
                            M5H 2A4

TOTAL                                               2,500,300       86.10

     (1)     Brigand  Capital  Corp.  is  an  Ontario,  Canada  corporation.
V.T.Franszke  is  the  sole  stockholder  of  that  Company.
     (2) Greatway Global Communications Corp. is an Ontario, Canada Corporation. Macwin Investments Inc., an Ontario, Canada Corporation, is the majority stockholder of that Company.

(b)   SECURITY  OWNERSHIP  OF  MANAGEMENT
      -----------------------------------

     The following information lists, as to each class, equity securities beneficially owned by all directors, and of the directors of the issuer, as a group.

     None  of  the  Directors  or  Officers  own  any securities in the Company.


NOTE  TO  (A)  AND  (B)  ABOVE:

     As to the beneficial ownership of the securities listed above in (a) and (b), no such owner has the right to acquire within sixty (60) days or otherwise, the right to acquire shares from options, warrants, right, conversion privileges, or similar obligations.


ITEM  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTORS
---------------------------------------------------------
          AND  CONTROL  PERSONS
          ---------------------

     (a)  IDENTIFY  DIRECTORS  AND  EXECUTIVE  OFFICERS
          ---------------------------------------------


Name, Municipality  of  Residence  Age   Length  of  Service
---------------------------------  ---   --------------------------
Alex  Kennedy                       65   Appointed  as  Director  and
Toronto  ,  Ontario                      Secretary,  Since  April  22,  2000

Gary  Risidore                      54   Appointed  President  and
Toronto,  Ontario                        Director
                                         Since  April  22,  2000

Alan  Irwin                              Appointed  Director
Toronto  ,  Ontario                 57   Since  April  22,  2000


     Alex Kennedy is the Secretary and a Director of the Company. Within the past 5 years he has been involved with RDG Minerals Inc., Mining ) ,and TTLN - Total Entertainment Inc.( Internet Entertainment). He brings extensive background in the retail-merchandising field. Where he was CEO of 2 national retail companies in Canada. He is a Director for Ashurst Technologies Ltd.(listed on the Toronto Stock Exchange ) and NETFORFUN.com Inc. ( a Canadian public Company seeking a listing on CDNX ).


     Gary Risidore is the President and a Director of the Company. During 1995 and 1996, he was a member of the senior management team with Generex Biotechnology Corp. (GNBT-NASDAQ), a Biotechnology Company. From 1997 to 1999 he was the President and a Director of IVP Technologies Corp., and has worked with Greatway Global Communications Corp.(a networking and telecommunications company ) since 1998. He has successfully developed complete turnkey projects in the industrial sector.

     Alan Irwin, B.A., LL.B. is a Director of the Company. In 1995 and 1996 he was the Director and President of Typhon Industries Ltd., a public company in recreation and entertainment. Since 1997 he has been the developer of Greatway Global Communications Corp. in product and business. He brings with him expertise in new business development, mergers and acquisitions, divestitures and various financing arrangements for both publicly held and private company's.

     Under Section 3 of ARTICLE III of the Bylaws, the directors serve until the next annual meeting of the shareholders, at which time directors are elected by the shareholders. A director is to hold office until his or her successor is elected. If a director vacates his or her position during that director's tenure, his or her replacement is filled by a majority of the remaining directors, of the shareholders if no directors remain.


(b)   IDENTIFY  SIGNIFICANT  EMPLOYEES
--------------------------------------

               There are no employees with the Company however we have persons making a significant contribution to the business/company being:

     Name,  Municipality  of  Residence   Age      Length  of  Service
     __________________________________________________________________________

     Chris  Besignano                     24       Chief  Technology  Person
     Toronto,  Ontario                             since  November  1999
     Canada

     Lorna  Irwin                         48       Chief  Financial  Person
     Toronto,  Ontario                             since  November  1999
     Canada

     Peter  Madziak                       36       Senior  Software  Engineer
     Guelph,  Ontario                              since  September  2000
     Canada

     Lisa  Bailey                        43        Senior  Financial  Advisor
     Perth,  Ontario                               since  November  1999
     Canada

     Chris Besignano - started with Greatway in April, 1999 and continues with the project and the Company to date. From November 1998 to March 1999, he studied software programming at Praxis Training Institute of Technology (Ottawa, Canada); from May 1998 to October 1998, he was in technical support with Xerox Corp. Of Canada; and from January 1997 to May 1998, he studied Electronic Engineering at Algonquin College in Ottawa, Canada. For 1996 he studied and traveled. He has experience with software engineering, product integration and project management. He has experience in the design, development and implementation of cross platform applications and is currently managing Greatway's asset management division.

     Lorna Irwin - is a full time Chief Financial person with the Company and is also the controlling shareholder of Macwin Investments Inc., an Ontario, Canada Private Corporation, and Macwin Investments Inc. is the controlling shareholder of Greatway, and Greatway is the controlling shareholder of The Company. For the past 13 years, Lorna Irwin has operated Macwin Investments Inc. and Macwin Consulting Inc. (also an Ontario, Canada Private Corporation) and both Companies offer financing and consulting services, para legal services and bookkeeping and portfolio management services to various private and public companies.

     Peter Madziak is a full time Computer Scientist and software programmer for the Company. He has a Bachelor and Masters of Sciences degree from the University of Western Ontario (Canada). From January 1995 to June 1997, he was a Doctoral Candidate and teacher at the University of Ottawa (Canada); from May 1997 to August 2000 he was a teacher at Prazis Training Institute of Technology at Ottawa, Canada; and from September 2000 to date he has devoted full time to the Company. His expertise is Video Technologies.

     Lisa Bailey is a member of the Institute of Chartered Accountants and is licensed to practice in Ontario, Canada by the Ontario Institute of Chartered Accountants. Ms. Bailey articled and practiced with Touche Ross (now Deloitte Touche) in Toronto mainly as a member of the Bell-Northern audit team. Since 1984 she has been in private practice and specializes in the area of planning, administration and management of businesses. Currently practicing in the Ottawa, Canada area Ms. Bailey has acted as the Senior Financial advisor to Greatway, and now, the Company and provides assistance in matters of financial planning and projections.

ITEM  6.  EXECUTIVE  COMPENSATION
---------------------------------

     None of the Officers or directors receive any compensation at this time. No employee, officer, or director of the Company has any form of long-term compensation, including ( but not limited thereto) qualified or non-qualified stock options, warrants, incentive plans, SAR's, stock bonus plans, retirement plans, or otherwise.

     Amount  of  time  devoted  to the Company's business by Officers/Directors:

     Alan  Irwin,  Director                       -     100%
     Alex  Kennedy,  Director/Secretary           -      30%
     Gary  Risidore,  Director/President          -       5%

     Amount of time devoted to the Company's business by Significant others as stated in ITEM 5. above:

     Lorna  Irwin                                -     100%
     Chris  Besignano                            -     100%
     Peter  Madziak                              -     100%
     Lisa  Bailey                                -      30%

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
------------------------------------------------------------

     Since April 1, 2000 the Company has benefited from funds in the amount of $125,000 advanced on account of the Company's operations from Macwin Investments Inc. , a Canadian Corporation , owned by Lorna Irwin , spouse of Alan Irwin, Director of the Company. On behalf of the Company , Macwin Investments Inc. provides management services and provides funds for the purchases of equipment , fees of technical people , professional people and leasing of equipment. Macwin Investments Inc. is the controlling shareholder of Greatway Global Communications Corp., the holder of 68.87% of the common stock of the Company.

     Since November 1999 Macwin Investments Inc. has paid actual necessary expenses for goods and services on behalf of the Company. The $125,000 claimed by Macwin Investments Inc. is outstanding as of 31 October 2000 and is partly for services rendered in the amount of $81,708 and partly for actual expenses incurred and paid on behalf of the Company in the amount of $43,292. These advances are non - interest bearing and have no fixed term for repayment.


ITEM  8.  DESCRIPTION  OF  SECURITIES
-------------------------------------

COMMON  STOCK
-------------

     The Company is authorized to issue fifty million (50,000,000) shares of voting common stock, each share of stock having one vote, at $0.001 par value.

     There are no fixed rights to dividends on the common stock. Dividends may be paid as authorized by the Board of Directors, in cash, in property, or in shares of the capital stock of the said corporation.

     The State of Florida (FS ss.607.0630) provides that shareholders of a corporation do not have preemptive rights to acquire the corporation's unissued shares except to the extent that the articles of incorporation so provide.
ARTICLE  X  of  this  Company's  articles  of  incorporation  provides:

     "The Shareholders of this corporation shall not have preemptive rights to acquire the corporation's unissued shares."

     The only specific material rights of common shareholders is to elect, on an annual basis, the directors of the Company. Each shareholder has one vote for any action brought before the shareholders for approval. There is no provision for cumulative voting.

     The  Company  has  no  other  class  of  stock.

     There is no provision in the Articles of Incorporation of the issuer that would delay, defer or prevent a change in control of the issuer. Likewise, there is no provision in the Bylaws of the issuer that would delay, defer or prevent a change in control of the issuer.

     The provisions of state law applicable to the Company are contained in the Florida Business Corporation Act. There are no anti-takeover provisions of that Act that have application to this Company at the present time.

PART  II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          The  Company's  common  equity  is  not  traded.


ITEM  2.  LEGAL  PROCEEDINGS

          Not  applicable.


ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

          Not  applicable.


ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

          On November 5, 1999 the company entered into an Agreement (Bill of Sale) with Greatway Global Communications Corp., (Greatway") a Corporation organized under the laws of the Province of Ontario, Canada, whereby the Company transferred 2,000,000 shares of its common stock to Greatway in exchange for a transfer of certain intellectual property and assets to the Company. See Exhibit 2 at Page E-1 Bill of Sale previously filed. The specific assets transferred to the Company are described on Schedule A of the Bill of Sale.

     This was not public offering in that no shares were offered to the public, the transaction was a sale to one person, and the manner of the transaction was that of a private sale. The Company is claiming an exemption from registration for this sale under the authority of Section 4(2) of the Securities Act of 1933, as amended, in that it was a transaction by an issuer not involving any public offering.


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

          ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCES" provides as follows:

          "SECTION  1.   INDEMNIFICATION  UNDER  BCA  SECTION  607.0850

          The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

          SECTION  2.  ADDITIONAL  INDEMNIFICATION

          The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official Capacity and as to action in another capacity while holding such office. However , such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850 (7) (a-d) of the Business Corporation Act."

     Florida Statute ss.607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them. ". if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."


    Florida Statute ss.607.0950(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her action, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful;(b) a transaction whereby the director or officer derived an improper personal benefit;(c) in the case of a director, a violation of his or her fiduciary duties; or(d)wilful misconduct.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.



PART  F/S
FINANCIAL  STATEMENTS

     Attached audited financial statements for Crown International Inc. for the year ended March 31,2000 and for the period from inception are submitted in compliance with Item 310 of Regulation S-B.

     Also included, audited financial statement for Crown International Inc., for the period ending November 4, 1999.

     An interim statement is also included in Part F/S as required by Item 310 of Regulation S-B.

                            CROWN INTERNATIONAL INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS


                       FOR THE YEAR ENDED MARCH 31 , 2000

                      FOR THE PERIOD FROM DECEMBER 6,1996

                      (DATE OF INCEPTION) TO MARCH 31,2000

                                      AND

                        CUMULATIVE FROM DECEMBER 6,1996
                      (DATE OF INCEPTION) TO MARCH 31,2000

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS
                                    --------


                                                                            PAGE

Independent  Auditor's  Report                                             F - 1

Financial  Statements:

 Balance  Sheet                                                            F - 2

 Statements  of  Operations                                                F - 3

 Statement  of  Changes  in  Stockholders'
 Equity                                                                    F - 4

 Statements  of  Cash  Flows                                        F - 5  F - 6

 Notes  to  Financial  Statements                                   F - 7  F - 9

                          EARL M. COHEN, C.P.A., P.A.
                          CERTIFIED PUBLIC ACCOUNTANT
                2505 N.W. BOCA RATON BLVD. * SUITE 10 BOCA RATON,
                                  FLORIDA 33431
                    TEL: (561) 347-1608 FAX: (561) 417-9984

INDEPENDENT  AUDITOR'S  REPORT

To  The  Board  of  Directors
Crown  International,  Inc.

I have audited the accompanying balance sheet of Crown International, Inc.(a development stage company), as of March 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended March 31, 2000 and, 1999 and for the period from December 6, 1996 (inception) through March 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown International, Inc. (a development stage company) as of March 31, 2000, and the results of its operations and its cash flows for the years ended March 31, 2000 and 1999 and for the period from December 6, 1996 (inception) through March 31, 2000 in conformity with generally accepted accounting principles.

As described in Note 4 to the financial statements, the Company corrected the method of accounting for its purchase of intellectual property.

By:  /s/  Earl  M.  Cohen
   ----------------------
Earl M. Cohen
CPA , PA

July 25, 2000
(except for Note 4 as to which
the date is April 24, 2001)

                                     MEMBER
               AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 2000


                                     ASSETS
                                     ------

CURRENT ASSETS
 Cash                                                     $     170
OFFICE AND COMPUTER EQUIPMENT-net of
 accumulated depreciation of $1,683                          18,517
                                                          ----------

TOTAL ASSETS                                              $  18,687
                                                          ==========

                              STOCKHOLDERS' EQUITY
                              --------------------

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value, 50,000,000
  shares authorized, 2,903,900 shares
  issued and outstanding                                  $   2,904
 Additional paid-in capital                                 868,736
 Deficit accumulated during the development
  Stage                                                    (852,953)
                                                          ----------

TOTAL STOCKHOLDERS' EQUITY                                $  18,687
                                                          ==========


                 Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                  YEARS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                      AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                                  December 6, 1996
                                       Year Ended     Year Ended    (Inception)
                                        March 31,      March 31,    to March 31,
                                          2000           1999          2000
                                      ------------  --------------  -----------
REVENUES                              $         -   $           -   $        -

EXPENSES
 General and administrative                   150              97        1,270
 Purchased research and development
  Costs                                   850,000               -      850,000
 Depreciation                               1,683               -        1,683
                                      ------------  --------------  -----------

Total Expenses                            851,833              97      852,953
                                      ------------  --------------  -----------

NET (LOSS)                            $  (851,833)  $         (97)  $ (852,953)
                                      ============  ==============  ===========

(LOSS) PER SHARE                      $      (.50)  $           -   $     (.73)
                                      ============  ==============  ===========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                            1,707,279         904,000    1,172,984
                                      ============  ==============  ===========


                Read accompanying Notes to Financial Statements.

                                        CROWN  INTERNATIONAL,  INC.
                                      (A  DEVELOPMENT  STAGE  COMPANY)
                             STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
                       PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                                                                Deficit
                                      Common Stock          Additional        Accumulated
                                  Number of       Par        Paid-In     During the Development
                                   Shares        Value       Capital              Stage            Total
                                ------------  -----------  ------------  ----------------------  ----------
April 4, 1997 - Common shares
 issued for cash                     904,000  $       904  $        536  $                   -   $   1,440

November 5, 1999 - Common
 shares issued in acquisition
 of office and computer
 equipment and research and

 development costs                 2,000,000        2,000       868,200                      -     870,200

Net (loss)                                 -            -             -               (852,953)   (852,953)
                                ------------  -----------  ------------  ----------------------  ----------

Balance - March 31, 2000           2,904,000  $     2,904  $    868,736  $            (852,953)  $  18,687
                                ============  ===========  ============  ======================  ==========


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOW
                  YEARS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                      AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000


                                                                    December 6,
                                                                        1996
                                         Year Ended    Year Ended   (Inception)
                                          March 31 ,    March 31,   to March 31,
                                            2000           1999         2000
                                        ------------  --------------  ----------

CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net (loss)                            $  (851,833)  $         (97)  $(852,953)

  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Depreciation                              1,683               -       1,683
    Common stock issued for
     purchased research and
     development costs                      850,000               -     850,000
                                        ------------  --------------  ----------

NET CASH USED IN OPERATING ACTIVITIES          (150)            (97)     (1,270)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from issuance of common
   Stock                                          -               -       1,440
                                        ------------  --------------  ----------

NET INCREASE (DECREASE) IN CASH                (150)            (97)        170

CASH - BEGINNING                                320             417           -
                                        ------------  --------------  ----------

CASH - ENDING                           $       170   $         320   $     170
                                        ============  ==============  ==========


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF CASH FLOW (CONTINUED)
                  YEARS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                      AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000

                                      December 6,                    1996
                                      Year Ended     Year Ended   (Inception)
                                       March 31,      March 31,   to March 31,
                                         2000           1999         2000
                                      -----------  --------------  --------

SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:

  Common stock issued in
  acquisition of office and
  computer equipment and
  purchased research and
  development costs.                  $   870,200  $            -  $870,200
                                      ===========  ==============  ========


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE  1.  ORGANIZATION
          ------------

          Crown International, Inc. was incorporated on December 6, 1996 under the laws of the State of Florida and has a fiscal year ending March
          31. Initially, the company was engaged in the acquisition and renovation of foreclosed residential homes for resale. The Company is now focussing on further developing and marketing its acquisition of intellectual property referred to in Note 4. The Company's headquarters is in Boca Raton, Florida. Since inception, no operations have commenced.


NOTE  2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
             ----------------------------------------------

          OFFICE  AND  COMPUTER  EQUIPMENT
          --------------------------------

          Office and computer equipment are recorded at cost. Expenditures for major betterments and additions are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed.

          Depreciation is computed by the straight-line method over estimated useful lives of five years.

          INCOME  TAXES
          -------------

          Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

          (LOSS)  PER  SHARE
          ------------------

          (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
          ----------------------------------------------------------
          STATEMENT  OF  CASH  FLOWS
          --------------------------

          For  purposes of  this statement the  Company considers  highly liquid all investments with an original maturity of three months or less to be cash equivalents.

          USE  OF  ESTIMATES
          ------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE  3.  CAPITAL  STOCK
          --------------

          The Company has authorized 50,000,000 common shares with a par value of $.001 per share. On November 5, 1999, 2,000,000 common shares were issued in acquisition of office and computer equipment and purchased research and development costs valued at $870,200. As of March 31, 2000, 2,903,900 common shares were issued and outstanding.


NOTE  4.  INTELLECTUAL  PROPERTY/PURCHASED  RESEARCH  AND  DEVELOPMENT  COSTS
          -------------------------------------------------------------------

          Intellectual property/purchased research and development costs relate to the integration, assembly and architecture of hardware and software technologies to enable fully scalable internet, intranet and extranet high speed, high capacity and high resolution transmission of audio, video and data. This intellectual property has not yet been fully developed and/or marketed.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  4.     INTELLECTUAL  PROPERTY/PURCHASED  RESEARCH  AND  DEVELOPMENT  COSTS
             -------------------------------------------------------------------
             (CONTINUED)
             ----------

Due to a misinterpretation in the application of the related accounting principles, these costs originally capitalized, have been expensed in the statement of operations. The correction resulted in a decrease in total assets of $851,683 and an increase in net loss for the year ended March 31, 2000 of $851,683.

                            CROWN INTERNATIONAL INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED MARCH 31 , 1999

                       FOR THE PERIOD FROM APRIL 1 , 1999
                            THROUGH NOVEMBER 4 , 1999

                                      AND

                      FOR THE PERIOD FROM DECEMBER 6,1996
                          ( DATE OF INCEPTION ) THROUGH
                                NOVEMBER 4 , 1999

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS
                                    --------


                                                                            PAGE

Independent  Auditor's  Report                                               F-1

Financial  Statements:

 Balance  Sheet                                                              F-2

 Statements  of  Operations                                                  F-3

 Statement  of  Changes  in  Stockholders'
 Equity                                                                      F-4

 Statements  of  Cash  Flows                                                 F-5

 Notes  to  Financial  Statements                                       F-6  F-7

            EARL M. COHEN, C.P.A., P.A. CERTIFIED PUBLIC ACCOUNTANT
        2505 N.W. BOCA RATON BLVD. * SUITE 10 BOCA RATON, FLORIDA 33431
                                TEL:(561)347-1608
                                FAX:(561)417-9984


INDEPENDENT  AUDITOR'S  REPORT

To  The  Board  of  Directors
Crown  International,  Inc.


I have audited the accompanying balance sheet of Crown International, Inc.(a development stage company), as of March 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended March 31, 2000 and, 1999 and for the period from December 6, 1996 (inception) through March 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown International, Inc. (a development stage company) as of March 31, 2000, and the results of its operations and its cash flows for the years ended March 31, 2000 and 1999 and for the period from December 6, 1996 (inception) through March 31, 2000 in conformity with generally accepted accounting principles.

As described in Note 4 to the financial statements, the Company corrected the method of accounting for its purchase of intellectual property.

By:  /s/  Earl  M.  Cohen
   ----------------------
Earl M. Cohen
CPA , PA

July  25,  2000
(except  for  Note  4  as  to  which
the  date  is  April  24,  2001)

                                     MEMBER
               AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                NOVEMBER 4, 1999

                                     ASSETS
                                     ------


CURRENT ASSETS
Cash                                                       $   215
                                                           ========

                              STOCKHOLDERS' EQUITY
                              --------------------

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value, 50,000,000
  shares authorized, 903,900 shares
  issued and outstanding                                   $   904
 Additional paid-in capital                                    536
 Deficit accumulated during the development
  Stage                                                     (1,225)
                                                           --------

TOTAL STOCKHOLDERS' EQUITY                                 $   215
                                                           ========


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
PERIOD FROM APRIL 1, 1999 THROUGH NOVEMBER 4, 1999 AND YEAR ENDED MARCH 31, 1999
                                      AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH NOVEMBER 4, 1999

                                     Period From                     December 6,
                                    April 1, 1999                       1996
                                       Through        Year Ended    (Inception)
                                      November 4,      March 31,   to November 4
                                        1999             1999          1999
                                    -------------  ----------------  -----------

REVENUES                            $          -   $             -   $        -
                                    -------------  ----------------  -----------

EXPENSES
 General and administrative                  105                97        1,225
                                    -------------  ----------------  -----------

NET (LOSS)                          $       (105)  $           (97)  $   (1,225)
                                    =============  ================  ===========

(LOSS) PER SHARE                    $          -   $             -   $        -
                                    =============  ================  ===========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                             904,000           904,000      904,000
                                    =============  ================  ===========


                Read accompanying Notes to Financial Statements.

                                   CROWN INTERNATIONAL, INC.
                                 (A DEVELOPMENT STAGE COMPANY)

                          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH NOVEMBER 4, 1999


                                                                 Deficit
                                 Common  Stock   Additional  Accumulated During
                                Number of   Par    Paid-In    the Development
                                 Shares    Value   Capital         Stage          Total
                                ---------  ------  --------  ------------------  --------

April 4, 1997 - Common shares
 issued for cash                  904,000  $  904  $    536  $               -   $ 1,440

Net (loss)                              -       -         -             (1,225)   (1,225)
                                ---------  ------  --------  ------------------  --------

Balance - November 4, 1999        904,000  $  904  $    536  $          (1,225)  $   215
                                =========  ======  ========  ==================  ========


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOW
PERIOD FROM APRIL 1, 1999 THROUGH NOVEMBER 4, 1999 AND YEAR ENDED MARCH 31, 1999
                                      AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH NOVEMBER 4, 1999

                                     Period  From                   December  6,
                                    April  1,  1999                    1996
                                        Through      Year Ended     (Inception)
                                      November 4,    March 31,     to November 4,
                                         1999           1999            1999
                                     -------------  ------------  ----------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net (loss)                         $       (215)  $       (97)  $        (1,225)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from issuance of common
   Stock                                        -             -             1,440
                                     -------------  ------------  ----------------

NET INCREASE (DECREASE) IN CASH              (215)          (97)              215

CASH - BEGINNING                              320           417                 -
                                     -------------  ------------  ----------------

CASH - ENDING                        $        170   $       320   $           215
                                     =============  ============  ================


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 4, 1999

NOTE  1.  ORGANIZATION
          ------------

          Crown International, Inc. was incorporated on December 6, 1996 under the laws of the State of Florida and has a fiscal year ending March
          31. Initially, the company was engaged in the acquisition and renovation of foreclosed residential homes for resale. The Company is now focussing on further developing and marketing its acquisition of intellectual property referred to in Note 4. The Company's headquarters is in Boca Raton, Florida. Since inception, no operations have commenced.

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
          ----------------------------------------------

          INCOME  TAXES
          -------------

          Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

          (LOSS)  PER  SHARE
          ------------------

          (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

          STATEMENT  OF  CASH  FLOWS
          --------------------------

          For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 4, 1999


NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
          ----------------------------------------------------------

          USE  OF  ESTIMATES
          ------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE  3.  CAPITAL  STOCK
          --------------

          The Company has authorized 50,000,000 common shares with a par value of $.001 per share. As of November 4, 1999, 903,900 common shares were issued and outstanding.


NOTE  4.  SUBSEQUENT  EVENT
          -----------------

          On November 5, 1999, the Company issued 2 million common shares in acquisition of office and computer equipment and intellectual property valued at $870,200 from a Canadian company.

                            CROWN INTERNATIONAL INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    INTERIM
                              FINANCIAL STATEMENTS

                        FOR THE PERIOD FROM APRIL 1 ,2000
                              TO SEPTEMBER 30,2000

                             PREPARED BY MANAGEMENT
                                  ( UNAUDITED )

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS
                                    --------


                                                                            PAGE

Financial  Statements:

 Balance  Sheet                                                              F-1

 Statements  of  Operations                                                  F-2

 Statement  of  Changes  in  Stockholders'
 Equity                                                                      F-3

 Statements  of  Cash  Flows                                            F-4  F-5

 Notes  to  Financial  Statements                                      F-6 - F-9

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               SEPTEMBER 30, 2000
                                  (UNAUDITED)


                              ASSETS
                              ------

CURRENT  ASSETS
 Cash                                                   $     711
OFFICE  AND  COMPUTER  EQUIPMENT-net  of
 accumulated  depreciation  of  $3,627                     16,573
                                                        ----------

TOTAL  ASSETS                                           $  17,284
                                                        ==========

        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
        ---------------------------------------------

CURRENT  LIABILITIES
 Shareholder  advances                                  $  34,200
 Due  to  related  company                                125,040
                                                        ----------

     Total  Current  Liabilities                          159,240
                                                        ----------

STOCKHOLDERS'  EQUITY  (DEFICIT)
 Common  stock,  $.001  par  value,  50,000,000
  shares  authorized,  2,903,900  shares
  issued  and  outstanding                                  2,904
 Additional  paid-in  capital                             868,736
 Deficit  accumulated  during  the  development
  stage                                                (1,013,596)
                                                        ----------

     Total  Stockholders'  Equity  (Deficit)             (141,956)
                                                        ----------

TOTAL  LIABILITIES  AND  STOCKHOLDERS'
 EQUITY  (DEFICIT)                                      $  17,284
                                                        ==========


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
        SIX MONTHS ENDED SEPTEMBER 30, 2000 AND YEAR ENDED MARCH 31, 2000
                                       AND
PERIOD  FROM  DECEMBER  6,  1996  (INCEPTION)  THROUGH  SEPTEMBER  30,  2000
                                  (UNAUDITED)

                                                                        December  6,
                                          Six                              1996
                                     Months  Ended      Year  Ended    (Inception) to
                                     September 30,      March 31,       September 30
                                         2000              2000             2000
                                    ---------------  ----------------  --------------
REVENUES                            $            -   $             -   $           -

EXPENSES
 General and administrative                  4,269               150           5,539
 Research and development costs            154,430           850,000       1,004,430
 Depreciation                                1,944             1,683           3,627
                                    ---------------  ----------------  --------------

Total Expenses                             160,643           851,833       1,013,596
                                    ---------------  ----------------  --------------

NET (LOSS)                          $     (160,643)  $      (851,833)  $  (1,013,596)
                                    ===============  ================  ==============

(LOSS) PER SHARE                    $         (.06)  $          (.50)  $        (.53)
                                    ===============  ================  ==============

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                             2,903,900         1,707,279       1,906,740
                                    ===============  ================  ==============


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH SEPTEMBER 30, 2000
                                  (UNAUDITED)

                                                               Deficit
                                                             Accumulated
                                 Common  Stock   Additional  During  the
                                Number of   Par    Paid-In   Development
                                 Shares    Value   Capital      Stage         Total
                                ---------  ------  --------  ------------  ------------
April 4, 1997 - Common shares
 issued for cash                  904,000  $  904  $    536  $         -   $     1,440

November 5, 1999 - Common
 shares issued in acquisition
 of office and computer
 equipment and research and
 development costs              2,000,000   2,000   868,200            -       870,200

Net (loss)                              -       -         -   (1,013,596)   (1,013,596)
                                ---------  ------  --------  ------------  ------------

Balance - September 30, 2000    2,904,000  $2,904  $868,736  $(1,013,596)  $  (141,956)
                                =========  ======  ========  ============  ============


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOW
        SIX MONTHS ENDED SEPTEMBER 30, 2000 AND YEAR ENDED MARCH 31, 2000

                                       AND
       PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH SEPTEMBER 30, 2000
                                   (UNAUDITED)

                                                                           December  6,
                                             Six                               1996
                                         Months Ended     Year Ended      (Inception) to
                                         September 30,      March 31,      September 30
                                             2000             2000            2000
                                        ---------------  ---------------  --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net (loss)                            $     (160,643)  $     (851,833)  $  (1,013,596)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Depreciation                                 1,944            1,683           3,627
    Common stock issued for
     purchased research and
     development costs                               -          850,000         850,000
                                        ---------------  ---------------  --------------
NET CASH USED IN OPERATING ACTIVITIES         (158,699)            (150)       (159,969)
                                        ---------------  ---------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Advances from shareholders                     34,200                -          34,200
 Advances from related company                 125,040                -         125,040
 Proceeds from issuance of common
   Stock                                             -                -           1,440
                                        ---------------  ---------------  --------------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                    159,240                -         160,680
                                        ---------------  ---------------  --------------

NET INCREASE (DECREASE) IN CASH                    541             (150)            711
CASH - BEGINNING                                   170              320               -
                                        ---------------  ---------------  --------------
CASH - ENDING                           $          711   $          170   $         711
                                        ===============  ===============  ==============


                Read accompanying Notes to Financial Statements.

CROWN  INTERNATIONAL,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)

                        STATEMENTS OF CASH FLOW (CONTINUED)
         SIX MONTHS ENDED SEPTEMBER 30, 2000 AND YEAR ENDED MARCH 31, 2000
                                        AND
        PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH SEPTEMBER 30, 2000
                                    (UNAUDITED)

                                                                        December 6,
                                          Six                              1996
                                      Months  Ended   Year  Ended     (Inception) to
                                      September 30,     March 31,      September 30
                                          2000            2000             2000
                                      --------------  --------------  -------------

SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:

  Common stock issued in
  acquisition of office and
  computer equipment and
  purchased research and
  development costs.                  $           -   $      870,200  $     870,200
                                      ==============  ==============  =============


                Read accompanying Notes to Financial Statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE  1.    ORGANIZATION
            ------------

          Crown International, Inc. was incorporated on December 6, 1996 under the laws of the State of Florida and has a fiscal year ending March
          31. Initially, the company was engaged in the acquisition and renovation of foreclosed residential homes for resale. The Company is now focussing on further developing and marketing its acquisition of intellectual property referred to in Note 5. The Company's headquarters is in Boca Raton, Florida. Since inception, no operations have commenced.

NOTE  2.    SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
            ----------------------------------------------

          BASIS  OF  PRESENTATION
          -----------------------

          The accompanying interim financial statements are unaudited. These statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended March 31, 2000, included in the Company's Form 10-SB as filed with the SEC.

          OFFICE  AND  COMPUTER  EQUIPMENT
          --------------------------------

          Office and computer equipment are recorded at cost. Expenditures for major betterments and additions are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
          ----------------------------------------------------------

          OFFICE  AND  COMPUTER  EQUIPMENT  (CONTINUED)
          --------------------------------------------

          Depreciation is computed by the straight-line method over estimated useful lives of five years.

          INCOME  TAXES
          -------------

          Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

          (LOSS)  PER  SHARE
          ------------------

          (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

          STATEMENT  OF  CASH  FLOWS
          --------------------------

          For  purposes  of  this  statement the Company considers highly liquid all investments with an original maturity of three months or less to be cash equivalents.

          USE  OF  ESTIMATES
          ------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE  2.  SHAREHOLDERS  ADVANCES
          ----------------------

          The shareholder advances are monies advanced by a Canadian corporation whom is a majority shareholder of the Company. The advances are non-interest bearing and have no fixed term for repayment.

NOTE  3.  DUE  TO  RELATED  COMPANY
          -------------------------

          The Company has been advanced monies from a Canadian corporation. The Canadian corporation is wholly-owned by the spouse of one of the Company's directors and also controls the Canadian corporation referred to in Note 2. The advances are non-interest bearing and have no fixed term for repayment.

NOTE  4.  CAPITAL  STOCK
          --------------

          The Company has authorized 50,000,000 common shares with a par value of $.001 per share. On November 5, 1999, 2,000,000 common shares were issued in acquisition of office and computer equipment and purchased research and development costs valued at $870,200. As of September 30, 2000, 2,903,900 common shares were issued and outstanding.

NOTE  5.  INTELLECTUAL  PROPERTY/PURCHASED  RESEARCH  AND  DEVELOPMENT  COSTS
          -------------------------------------------------------------------

          Intellectual property/purchased research and development costs relate to the integration, assembly and architecture of hardware and software technologies to enable fully scalable internet, intranet and extranet high speed, high capacity and high resolution transmission of audio, video and data. This intellectual property has not yet been fully developed and/or marketed.

                            CROWN INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE  4.  INTELLECTUAL  PROPERTY/PURCHASED  RESEARCH  AND  DEVELOPMENT  COSTS
          -------------------------------------------------------------------
         (CONTINUED)
          ---------

          Due to a misinterpretation in the application of the related accounting principles, these costs originally capitalized, have been expensed in the statement of operations for the year ended March 31, 2000. The correction resulted in a decrease in total assets of $851,683 as of March 31, 2000 and an increase in net loss for the year ended March 31, 2000 of $851,683.

PART  III

ITEM  1.    INDEX  TO  EXHIBITS

Exhibit  Number       Page  Number               Description
--------------       -----------        ------------------------------
    2                     E-1           Bill  of  Sale

    3.1                   E-5           Articles  of  Incorporation  of  Crown
                                        International,  Inc.

    3.2                  E-10           Bylaws  of  Crown  International,  Inc.


The above 3 exhibits were filed to the Registrant's Form 10-SB filed 2 November 2000.

    10                   E-30           Letter  of  Intent     (filed herewith)


                                   SIGNATURES

          In accordance with Section 12 of the Securities & Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CROWN  INTERNATIONAL,  INC.
                                                  (Registrant)

Date:  May  1,  2001
                                                  By:  /s/  Alan  Irwin
                                                     -------------------
                                                     Alan  Irwin
                                                     Director